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                                                                    EXHIBIT 99.1



        CHANGES IN THE NUMBER OF SHARES OWNED BY THE BIGGEST SHAREHOLDER


     We hereby inform you that the Number of Shares of POSCO (NYSE symbol: PKX) owned by the biggest shareholder. Details are as follows:


1. Name of the biggest shareholder: Pohang University of Science and Technology

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     ITEMS        Prior to the change       Decreased         After the change
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
 Common shares        2,519,500              -44,500            2,475,000
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


2. Date of Change: November 24, 2004.